

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

December 22, 2009

Via U.S. Mail and Facsimile

Mr. Jerome Goubeaux, Chief Executive Officer
Centracan Incorporated
c/o Olshan Grundman Frome et al.
65 East 55th Street
New York, NY 10022

   Re: Centracan Incorporated
     Item 4.01 Form 8-K Filed November 12, 2009
     Item 4.01 Form 8-K/A Filed December 11, 2009
     Response Letter Dated December 21, 2009
     File No. 000-52910

Dear Mr. Goubeaux:

   We have completed our review of your Form 8-K and related filings and have no further comments at this time.

          Sincerely,

          Ryan C. Milne
          Accounting Branch Chief

cc: Michael H. Freedman, Esq.
  Via facsimile (877) 315-1908